Exhibit 4.5

TEKMIRA PHARMACEUTICALS CORPORATION

ANNUAL INFORMATION FORM

March 31, 2010

This Annual Information Form contains forward-looking statements that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, “will”, “estimate”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, those discussed in “Risk Factors”. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Tekmira Pharmaceuticals Corporation disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments. In addition to the disclosure contained in this Annual Information Form, readers are encouraged to review the “Management’s Discussion and Analysis of Financial Condition and Operations” section of Tekmira’s 2009 Annual Report for an additional discussion of factors that could affect Tekmira’s future performance.

THE COMPANY

Tekmira Pharmaceuticals Corporation is a biopharmaceutical business focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Unless the context otherwise requires, all references to “we”, “our”, “us”, “the Company” or “Tekmira” refers to Tekmira Pharmaceuticals Corporation and its subsidiaries.

The Company was incorporated pursuant to the British Columbia Business Corporations Act on October 6, 2005. The Company did not carry on any active business until April 30, 2007 when the Company and its parent company at that time, Inex Pharmaceuticals Corporation (“Inex”), were reorganized under a Plan of Arrangement. The Company now continues the business which was previously carried on by Inex. The Arrangement is discussed further in “Corporate Developments”.

On May 30, 2008, the Company combined its business with Protiva Biotherapeutics Inc. (“Protiva”). Protiva was incorporated pursuant to the Canada Business Corporations Act on September 14, 2000. The business combination with Protiva is described further in our 2009 Annual Report filed on SEDAR at www.sedar.com.

Our head office and principal place of business is located at 100 — 8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8 (telephone: (604) 419-3200). Our registered and records office is located at 1500 - 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

Unless otherwise indicated, all currency amounts are stated in Canadian dollars. As at February 28, 2010, the closing rate of exchange of the Bank of Canada was 1.0525 Canadian dollars for each U.S. dollar.

Business Strategy

Our business strategy is to advance our own internal RNAi therapeutic product candidates, including our lead products ApoB SNALP and PLK1 SNALP. We also support our pharmaceutical partners as they advance RNAi products using our SNALP delivery technology.

Technology, product development and licensing agreements

Our therapeutic product pipeline consists of products being developed internally with our research and development resources. We also support the development of our partners’ products. Our focus is on advancing products that utilize our proprietary lipid nanoparticle technology, referred to as SNALP (stable nucleic acid-lipid particle), for the delivery of siRNA. These products are intended to treat diseases through a process known as RNA interference which prevents the production of proteins that are associated with various diseases.

Our lead internal product candidates are

•	apolipoprotein B (“ApoB”) SNALP, for the treatment of high cholesterol; and

•	polo-like kinase 1 (“PLK1”) SNALP for the treatment of cancer.

In the field of RNAi therapeutics, we have licensed our lipid nanoparticle delivery technology to Alnylam Pharmaceuticals Inc. (“Alnylam”) and Merck & Co., Inc. (“Merck”). Alnylam has granted non-exclusive access to some of our intellectual property to certain of its partners, including F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (together “Roche”), Regulus Therapeutics, Inc. (“Regulus”) (a joint venture between Alnylam and Isis Pharmaceuticals, Inc.) and Takeda Pharmaceutical Company Limited (“Takeda”). In addition, we have ongoing research relationships with Bristol-Myers Squibb Company (“Bristol-Myers Squibb”), Pfizer, the US Army Medical Research Institute for Infectious Diseases (“USAMRIID”) and the United States National Cancer Institute. Outside the RNAi field, we have legacy licensing agreements with Hana Biosciences, Inc. and Aradigm Corporation.

RNA Interference Therapeutics

The phenomenon of RNA interference (“RNAi”) is considered to be one of the most important discoveries in the field of biology. This is reflected by the awarding of the 2006 Nobel Prize in Medicine to the scientists who discovered the mechanism. RNAi is a naturally occurring process that takes place inside cells, whereby small interfering RNA (“siRNA”) molecules can profoundly suppress the production of specific proteins. Scientists first noted this powerful effect while attempting to improve the purple color of petunias by enhancing the activity of genes responsible for purple pigment. Surprisingly, plants with an extra copy of the “purple” gene turned out white because the extra RNA somehow prevented the protein from being made. Intense research activity has now uncovered a complex molecular mechanism responsible for RNAi that is revolutionizing the way drug targets are discovered and validated. Furthermore, synthetic siRNA molecules are being developed as drug candidates to specifically suppress the production of disease related proteins through RNAi.

In the cell DNA (genes) carries the information to make a specific protein. Genes are first copied or transcribed into messenger RNA (mRNA), which, in turn, gets translated into protein. The molecular origin of nearly all diseases results from either the absence of or over-production of a specific protein. If too much of a particular protein is the cause of disease then the therapeutic approach is to try to reduce its activity or amount. For example, a tumor can be caused by the over-production of a protein that stimulates cell growth.

Sequencing of the human genome has provided the information needed to design siRNA molecules directed against a wide range of disease-causing proteins. Based on the mRNA sequence for the target protein, siRNA molecules can be designed relatively quickly compared to the time needed to synthesize and screen conventional drugs. siRNA-based therapeutics are short segments of synthetic double stranded RNA made up of a sense and an antisense strand. The sequence of the siRNA is designed such that the antisense strand will bind specifically to a complementary sequence on the mRNA coding for the target protein. When siRNA are introduced into the cell cytoplasm they are rapidly incorporated into an RNA-induced silencing complex (RISC). During this process the sense strand is unwound and discarded but the antisense strand remains with RISC and guides the RISC complex to interact specifically with mRNA coding for the target protein, which is then cut and destroyed, preventing the subsequent production of the target protein (see Figure 1). Importantly, this process is catalytic and RISC associated siRNA can remain stable inside the cell for weeks, destroying many more copies of the target mRNA and maintaining target protein suppression for long periods of time.

Figure 1: Process of RNA Interference within Cells

RNAi has the potential to generate a broad new class of drugs that take advantage of the body’s own natural process to silence genes – or more specifically to eliminate specific gene-products, or proteins, from the cell. There are no RNAi therapeutic products currently approved for commercial use; however, there are a number of RNAi therapeutic products in development and several in human clinical trials. RNAi therapeutics have wide potential applicability as they can silence, or eliminate the production of disease causing proteins from cells, thereby creating opportunities for therapeutic intervention that have not been achievable with conventional drugs. Development of RNAi therapeutics is currently limited by the instability of the siRNA molecules in the bloodstream and the inability of these drugs to access target cells or organs, following intravenous (systemic) administration, and the inability to gain entry into the cell cytoplasm, where they carry out their action. Delivery technology is required to protect these drugs in the blood stream following administration, allow efficient delivery to the target cells, and facilitate cellular uptake and release into the cytoplasm of the cell. Our lipid nanoparticle SNALP technology has been shown in preclinical studies to enable RNAi therapeutics to overcome these limitations, allowing efficient and selective ‘silencing’ or reduction of a target protein. We believe that we are uniquely positioned in this very promising field to take advantage of the need for delivery technology that can efficiently encapsulate siRNA and deliver them to sites of disease. Tekmira and our partners are advancing RNAi therapeutic products using our SNALP technology as the delivery vehicle to access target tissues and cells.

Tekmira’s SNALP Technology

Our SNALP delivery technology allows siRNA to be encapsulated in a lipid nanoparticle that can be administered systemically and travel through the blood stream to target organs or sites of disease. The nanoparticles are designed to stay in the circulation for long periods of time to allow the particle to efficiently accumulate at sites of disease such as the liver or cancerous tumors.

Once the nanoparticles have accumulated at the target or tissue site, the cells take up the particle by a process called endocytosis in which the cell’s membrane surrounds the particle (Figure 2). This envelope or endosome pinches off from the cell’s membrane and migrates to the inside of the cell. The SNALP nanoparticles undergo an interaction with the endosomal membrane and in the process the siRNA are released inside the cell’s cytoplasm. The released siRNA molecules disperse throughout the cell and engage the RISC complex in the cytoplasm, mediating RNAi.

Figure 2: siRNA Delivery into the Cell

Internal Product Development

Our lead RNAi product candidates are ApoB SNALP and PLK1 SNALP. Alnylam has granted us a worldwide license to their technology and intellectual property for the discovery, development and commercialization of RNAi products directed to seven RNAi gene targets (three exclusive and four non-exclusive licenses). Two targets, ApoB and PLK1, have already been selected on a non-exclusive basis.

ApoB SNALP

On July 2, 2009 we announced that we had initiated a Phase 1 human clinical trial for ApoB SNALP. ApoB SNALP, our lead RNAi therapeutic product candidate, is being developed as a treatment for patients with high levels of low-density lipoprotein (“LDL”) cholesterol, or “bad” cholesterol, who are not well served by current therapy. ApoB SNALP is designed to reduce the production of apolipoprotein B 100 (“ApoB”), a protein produced in the liver that plays a central role in cholesterol metabolism.

Our therapeutic approach is to target ApoB, a protein synthesized in the liver that is essential to the assembly and secretion of very low density lipoprotein (“VLDL”), a precursor to LDL, both of which are required for the transport and metabolism of cholesterol. ApoB SNALP consists of siRNA designed to silence ApoB, encapsulated in a SNALP formulation. ApoB SNALP is delivered with high efficiency into the liver hepatocytes, the cells which produce ApoB, where the siRNA acts to silence the mRNA coding for ApoB protein resulting in a decrease in circulating VLDL and LDL.

On January 7, 2010 we announced the completion of the ApoB SNALP Phase 1 clinical trial. We enrolled a total of 23 subjects in the trial. Of the 23 subjects enrolled, 17 subjects received a single dose of ApoB SNALP at one of seven different dosing levels and six subjects received a placebo.

The primary endpoints of the ApoB SNALP Phase 1 clinical trial were measures of safety and tolerability. ApoB SNALP was well tolerated overall in this study with no evidence of liver toxicity, which was the anticipated dose-limiting toxicity observed in preclinical studies. Of the two subjects treated at the highest dose level, one subject experienced an adverse event comprised of flu-like symptoms, cytokine release and transient hypotension consistent with stimulation of the immune system caused by the ApoB siRNA payload. The other subject treated at the highest dose level experienced no side effects. Based on the potential for the immune stimulation to interfere with further dose escalation, we decided to conclude the trial.

Building on extensive preclinical work and the data obtained in our first ApoB SNALP clinical trial, we have now selected a second generation ApoB siRNA which we expect will enable us to resume clinical evaluation in the second half of 2010. The selection is based on preclinical studies confirming the siRNA’s ability to inhibit the expression of ApoB without stimulating the human immune system. The new ApoB SNALP will also use a second generation SNALP formulation, the result of improvements in SNALP formulation technology made since the first ApoB SNALP formulation was selected. We are targeting the second half of 2010 to initiate a Phase  1/2 clinical trial with our next generation ApoB SNALP.

PLK1 SNALP

Our second internal RNAi product candidate, PLK1 SNALP, has been shown in preclinical animal studies to selectively kill cancer cells, while sparing normal cells in healthy tissue. PLK1 SNALP is targeted against PLK1 (polo-like kinase 1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell.

Our preclinical studies have demonstrated that a single, systemic intravenous administration of PLK1 SNALP blocked PLK1 expression in liver tumors causing extensive tumor cell death. After repeat dosing, this result translated into significant inhibition of tumor growth and prolonged survival without evidence of toxicities often associated with oncology drugs. The PLK1 SNALP anti-tumor efficacy results were confirmed to be the result of silencing PLK1 via RNA interference. Furthermore certain SNALP formulations also provided potent anti-tumor efficacy in preclinical models of distal tumors outside the liver.

We have initiated formal preclinical safety studies and expect to initiate a Phase 1 human clinical trial in the second half of 2010 evaluating PLK1 SNALP as a treatment for cancer.

Partnerships and Collaborations

Alnylam collaboration and license

On January 8, 2007, we entered into a licensing and collaboration agreement with Alnylam giving them an exclusive license to certain historical lipid nanoparticle intellectual property owned by Tekmira for the discovery, development, and commercialization of RNAi therapeutics.

As a result of the business combination with Protiva on May 30, 2008 we acquired a Cross-License Agreement (“Alnylam Cross-License”) between Protiva and Alnylam, dated August 14, 2007. The Cross-License grants Alnylam non-exclusive access to Protiva’s intellectual property and required Alnylam to fund a certain level of collaborative research for two years. The research collaboration element of the Alnylam Cross-License expired on August 13, 2009. We are, however, continuing to make SNALP research batches for Alnylam under a manufacturing agreement which is discussed below.

On August 21, 2007, under the Alnylam Cross-License, Alnylam made a payment of US$3.0 million that gives Alnylam the right to “opt-in” to the Tekmira PLK1 SNALP project and contribute 50% of product development costs and share equally in any future product revenues. Alnylam has until the start of a PLK1 SNALP Phase 2 clinical trial to exercise their opt-in right. If Alnylam chooses to opt into the PLK1 SNALP project the US$3.0 million already paid will be credited towards Alnylam’s 50% share of project costs to date.

We are eligible to receive from Alnylam up to US$16.0 million in milestones for each RNAi therapeutic advanced by Alnylam or its partners that utilizes our intellectual property, and royalties on product sales.

The agreements with Alnylam grant us intellectual property rights to develop our own proprietary RNAi therapeutics. Alnylam has granted us a worldwide license for the discovery, development and commercialization of RNAi products directed to seven gene targets (three exclusive and four non-exclusive licenses). Licenses for two targets, ApoB and PLK1, have already been granted on a non-exclusive basis. Under the RNAi licenses granted to us, we may select five additional gene targets to develop RNAi therapeutic products, provided that the targets are not part of an ongoing or planned development program of Alnylam. In consideration for this license, we have agreed to pay royalties to Alnylam on product sales and have milestone obligations of up to US$8.5 million on each of the four non-exclusive licenses (with the exception of PLK1 SNALP if Alnylam opts–in to the development program) and no milestone obligations on the three exclusive licenses.

On April 3, 2009 Alnylam announced that they had initiated a Phase 1 human clinical trial for a product candidate that utilizes our SNALP technology. The Alnylam product candidate, ALN-VSP, is being developed as a treatment for liver cancer and cancers with liver involvement. ALN-VSP comprises siRNA molecules delivered systemically using our SNALP technology. We are responsible for manufacturing the ALN-VSP drug product. The initiation of the ALN-VSP Phase 1 clinical trial triggered a milestone payment of $0.6 million (US$0.5 million) which we received in May 2009. Alnylam expects to release preliminary data from the ALN-VSP Phase 1 clinical trial in mid-2010.

In August 2009 Alnylam announced ALN-TTR as their next RNAi product candidate for human clinical trials. Alnylam will be advancing two ALN-TTR formulations, ALN-TTR01 and ALN-TTR02. Both formulations are RNAi therapeutics targeting transthyretin (“TTR”) for the treatment of TTR amyloidosis, a systemic disease caused by mutations in the TTR gene. ALN-TTR01 and ALN-TTR02 utilize our SNALP technology and will be manufactured by us. Alnylam expects to initiate a clinical trial for ALN-TTR01 in the first half of 2010.

Under a manufacturing agreement (the “Alnylam Manufacturing Agreement”) dated January 2, 2009, we continue to be the exclusive manufacturer of any products required by Alnylam through to the end of Phase 2 clinical trials that utilize our technology. Alnylam will pay for the provision of staff and for external costs incurred. Under the Alnylam Manufacturing Agreement there is a contractual minimum of $11.2 million payable by Alnylam for the three years from 2009 to 2011 for the provision of our staff.

Alnylam has agreed that, without the approval of our Board of Directors it will not acquire more than 10% of our outstanding shares calculated on a fully diluted basis (the “Share Limit”) or solicit proxies to vote our shares, nor assist any third party in doing so, at any time prior to January 8, 2012. Except in the case of permitted investors or a public offering of securities Alnylam will be released from these restrictions if a third party makes a bona fide proposal or intention to acquire shares that exceed the Share Limit or solicit proxies to vote our shares and such proposal or intention is disclosed publicly (other than by Alnylam) or we engage in substantive discussions with such third party concerning the proposal or intention. A “permitted investor” for purposes of these provisions is defined as any investor, other than a pharmaceutical or biotechnology company, who holds less than 20% of our issued and outstanding voting securities (calculated on a fully diluted basis), so long as such investor does not seek to influence our management other than by voting the share the investor holds.

Roche product development and research agreements

On May 30, 2008, we signed an initial research agreement with Roche. This initial research agreement expired at the end of 2008 and was replaced by a research agreement (the “Roche Research Agreement”) dated February 11, 2009. We have now completed all of the work under the Roche Research Agreement. On May 11, 2009 we announced a product development agreement with Roche (the “Roche Product Development Agreement”) that provides for product development support by Tekmira up to the filing of an Investigation New Drug (“IND”) application by Roche. The product development activities under this agreement expand the activities that were formerly covered by the Roche Research Agreement. Under the Roche Product Development Agreement, Roche will pay up to US$8.8 million for us to support the advancement of each Roche RNAi product candidate using our SNALP technology through to the filing of an IND application. We are also eligible to receive up to US$16.0 million in milestones plus royalties on product sales for each product advanced through development and commercialization based on Roche’s access to our intellectual property through Alnylam.

We will develop and manufacture the drug product for use in all preclinical studies under the Roche Product Development Agreement and will collaborate with Roche to conduct the preclinical testing. The agreement also provides that we will manufacture one batch of clinical product for a Phase 1 human clinical trial.

At February 28, 2010 there was one systemic RNAi product in development under the Roche Product Development Agreement. Roche expects to file an IND application for this product in 2010. Under the agreement, Roche may select a second product for development.

Merck license agreement

As a result of the business combination with Protiva we acquired a non-exclusive royalty-bearing worldwide license agreement with Merck. Under the license, Merck will pay up to US$17.0 million in milestones for each product they develop covered by Protiva’s intellectual property, except for the first product for which Merck will pay up to US$15.0 million in milestones, and will pay royalties on product sales. Merck has also granted a license to Tekmira to certain of its patents. The license agreement with Merck was entered into as part of the settlement of litigation between Protiva and a Merck subsidiary.

Bristol-Myers Squibb research agreement

We have an ongoing research collaboration agreement with Bristol-Myers Squibb to utilize SNALP technology for target validation.

USAMRIID research agreement

In 2005, Protiva and the USAMRIID signed a five-year research agreement to collaborate on the development of RNAi therapeutics against filovirus infections, including Ebola, using SNALP. The grant under this collaboration was recently extended to March 31, 2011.

Takeda research agreement

We have an ongoing research agreement with Takeda signed on December 26, 2008.

Takeda has, through Alnylam, a non-exclusive sublicense to our intellectual property. Under our agreements with Alnylam we are eligible to receive up to US$16.0 million in milestones plus royalties on each Takeda product that uses our technology.

Pfizer

We have an ongoing research collaboration agreement with Pfizer whereby Pfizer is evaluating our SNALP technology to deliver certain siRNA molecules provided by Pfizer.

Legacy Agreements

Hana Biosciences, Inc. (“Hana”) license agreement

Hana is developing targeted chemotherapy products under a legacy license agreement entered into in May 2006. Marqibo® (Optisomal Vincristine), AlocrestTM (formerly INX-0125, Optisomal Vinorelbine) and BrakivaTM (formerly INX-0076, Optisomal Topotecan), products originally developed by us, have been exclusively licensed to Hana. Hana has agreed to pay us milestones and royalties and is responsible for all future development and future expenses. On May 27, 2009, the license agreement with Hana was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. If received, certain of these contingent payments from Hana will be transferred to certain contingent creditors as covered further under “Other Corporate Developments”.

Marqibo is a proprietary sphingosomal formulation of the widely used, off-patent cancer chemotherapeutic vincristine. The FDA has granted Hana orphan drug and fast track designations for the use of Marqibo in adult acute lymphoblastic leukemia (“ALL”). In August 2007, Hana initiated a Phase 2 Marqibo registration-enabling clinical trial in relapsed ALL and in November 2007 initiated a Phase 2 clinical trial investigating Marqibo as a treatment for uveal melanoma. On December 7, 2009, Hana announced the results of its Phase 2 relapsed ALL clinical trial and will submit a New Drug Application seeking accelerated approval for Marqibo in 2010. Hana has announced that it is planning to commence Phase 3 randomized trials for Marqibo in elderly patients with ALL and patients with non-Hodgkin’s lymphoma.

Alocrest is an extended delivery formulation of the commercially available anticancer drug vinorelbine. Vinorelbine is an approved chemotherapeutic drug that is off-patent in the US. Hana initiated a Phase 1 clinical trial for Alocrest in August 2006 and released preliminary data in October 2007. Hana is currently seeking a partner to continue the advancement of Alocrest through clinical trials.

Brakiva is a lipid encapsulated formulation of the approved anti-cancer drug topotecan. Hana initiated a Phase 1 clinical trial for Brakiva in November 2008 in advanced solid tumors in patients with small cell lung and ovarian cancers.

Aradigm Corporation (“Aradigm”) license agreement

On December 8, 2004, we entered into a licensing agreement with Aradigm under which Aradigm exclusively licensed certain of our liposomal intellectual property. Under this agreement, we are entitled to milestone payments totaling US$4.75 million for each disease indication, to a maximum of two, pursued by Aradigm using our technology. In addition, we are entitled to royalties on any product revenue.

Manufacturing

We are developing scale-up and manufacturing technology, in-process controls, release testing and final product specifications for our products and our partners products with the aim of ensuring quality, potency and suitable shelf-life, stability and ease of use. We have established in-house manufacturing capability for preclinical supplies and currently use our equipment in local third party clean room facilities for manufacturing clinical supplies. We are nearing the completion of upgrades to our own in-house clean room facility and expect to be manufacturing clinical supplies in this clean room, for ourselves and our partners by mid-year. Manufacturing in-house will give us more flexibility and more control over our manufacturing process.

We rely on various raw material suppliers for the ingredients used in our product candidates. We expect to either outsource or partner out our late-stage clinical and commercial scale manufacturing to a suitable third party Good Manufacturing Practices (“GMP”) contract manufacturer or a pharmaceutical or biotechnology company with the requisite capabilities. Certain of our key employees have considerable pharmaceutical manufacturing experience, including experience with the management of external contractors.

Competition

We face competition from a number of different companies utilizing similar therapeutic approaches or targeting similar diseases.

RNAi Therapeutics

RNAi therapeutics to treat disease, including the utilization of systemic delivery technology, is at an early stage of development and therefore it is difficult to predict what the future competitive landscape will look like. Companies working on RNAi therapeutics include major pharmaceutical companies such as Roche, Novartis International AG, Takeda and Merck, and biotechnology companies such as Alnylam, Quark Pharmaceuticals, Inc., Silence Therapeutics plc, Calando Pharmaceuticals Inc., MDRNA, Inc., RXi Pharmaceuticals Corporation, and Opko Health, Inc. Our RNAi products are also in competition with traditional therapies and new therapeutics in development for the different therapeutic indications being pursued.

We are aware of other companies developing drugs to treat high cholesterol, some with compounds at a later stage of development than ApoB SNALP. There are several drugs currently approved for treatment of high cholesterol including the statins, such as Lipitor and Crestor, fibrates and bile acid sequestrant drugs. Many new agents are in development for the treatment of high cholesterol including an antisense drug targeting ApoB (mipomersen, ISIS 301012) which is being developed by Isis Pharmaceuticals, Inc. and Genzyme Corporation. Mipomersen has shown promising clinical activity in recently completed Phase 3 studies and drug approval will be sought in 2011.

A large number of companies are developing new agents for use in cancer therapy including RNAi therapeutics, and there are other companies developing small molecule drugs designed to inhibit the PLK target. These agents may be competitive with PLK1 SNALP or other products arising from our ongoing research and development.

Small Molecule Chemotherapy Drugs

We expect the targeted chemotherapy products we have licensed to Hana will face competition both from currently used chemotherapeutics and from new therapeutics based on the use of novel compounds. As such, we expect that Hana may experience competition from established and emerging pharmaceutical and biotechnology companies that have other forms of treatment for the diseases targeted by Marqibo, Alocrest and Brakiva as well as from other drug delivery companies and companies operating in the same therapeutic fields. However, as an oncology regimen often uses a number of drugs in combination, the markets for Marqibo, Alocrest and Brakiva may not necessarily exclude the use of other treatments.

Facilities

Our head office and primary research facility is located in Burnaby, British Columbia. The lease for this approximately 51,000 square foot facility runs out in July 2014, but can be further extended to 2017 and then to 2022 and then to 2027. We are currently building a clean room within our facility that will allow us to manufacture supplies for clinical trials – see Manufacturing section for more information.

Intellectual Property

Our delivery technology, including SNALP, is protected by a global intellectual property portfolio, including both issued patents and pending patent applications. This portfolio includes broad composition of matter, method of manufacture, and method of use claims. We also rely on trade secrets and contracts including nondisclosure provisions to protect know-how and non-patented proprietary information.

Patent applications are generally filed, at a minimum, in the United States, Canada, Europe, and Japan. In addition, further filings are pursued in additional countries, as considered appropriate for particular cases.

Pending applications covering ApoB SNALP and PLK1 SNALP product candidates, if issued as patents, would have expiry dates of 2026 to 2027. In the United States, patents issued or filed before June 8, 1995 have an expiry date of 17 years from issue date or 20 years from the earliest filing date, whichever is greater. Patents filed on or after June 8, 1995 have an expiry date 20 years from the earliest filing date. In the United States, patent term extensions may also be possible to recapture part of the time required for regulatory review of marketing applications by the FDA. In other countries patent expiry and/or patent term extensions will be determined based on the prevailing law. In most countries patent expiry is 20 years from the earliest filing date.

Patent applications that we’ve filed with the United States Patent and Trademark Office have not, to date, been the subject of interferences. We have filed many patent applications with the European Patent Office that have been granted. In Europe, upon grant, a period of nine months is allowed for notification of opposition to such granted patents. If our patents are subjected to interference or opposition proceedings we would incur significant costs to defend them. Further, our failure to prevail in any such proceedings could limit the patent protection available to our RNAi platform, including ApoB SNALP and PLK1 SNALP.

Other Corporate Developments

Purchase and settlement of the exchangeable and development notes (the “Notes”)

On June 20, 2006, we signed a purchase and settlement agreement (the “Purchase and Settlement Agreement”) with the holders of certain exchangeable and development notes (the “Former Noteholders”). The Purchase and Settlement Agreement retired the exchangeable and development notes in exchange for US$2.5 million in cash, 1,118,568 Hana shares received upon licensing our chemotherapy products to Hana and certain contingent consideration. Subsequent to the Purchase and Settlement Agreement, amounts owing to the Former Noteholders became contingent obligations.

Further repayment under the Purchase and Settlement Agreement is contingent upon us receiving future milestone or royalty payments from Hana. If we do not receive any future proceeds from Hana then we will not owe the Former Noteholders any additional consideration or payments. The Former Noteholders have no recourse to any of our other assets.

On May 27, 2009, our license agreement with Hana was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. This amendment did not affect the contingent obligation under the Purchase and Settlement Agreement which as at February 28, 2010 was US$22.8 million.

Transfer of Business to Tekmira on April 30, 2007

Tekmira did not carry on any active business until April 30, 2007 when the Tekmira and Inex Pharmaceuticals Corporation (“Inex”), its parent company at that time, were reorganized under a Plan of Arrangement. Under the Plan of Arrangement,

•

all of Inex’s biopharmaceutical business, assets and liabilities and contractual arrangements, including all cash and cash equivalents, all intellectual property, products, technology and partnership arrangements, and all of Inex’s employees, were transferred to Tekmira, and

•	all outstanding shares of Tekmira were distributed to Inex shareholders.

On April 30, 2007, concurrent with and as part of the Plan of Arrangement, Inex issued convertible debentures to a group of investors (the “Investors”) for $5.3 million in cash. As required by the terms of a Purchase and Settlement Agreement the $5.2 million was paid to the Former Noteholders. The remaining balance of the cash raised from the convertible debenture of $0.1 million was retained by Inex as working capital and was not contributed to Tekmira.

Effective May 1, 2007, the common shares of Tekmira began trading on the Toronto Stock Exchange under the symbol “TKM”.

As a non-recurring related party transaction between Tekmira and Inex, companies under common control, the assets and liabilities of Inex were transferred at their carrying values using the continuity-of-interests method of accounting. For reporting purposes, Tekmira is considered to have continued Inex’s pharmaceutical business.

Environmental Protection

We seek to comply with all applicable statutory and administrative requirements concerning environmental protection. It is not anticipated that expenditures for environmental protection will have a material adverse effect on our capital expenditures, earnings or competitive position.

Human Resources

As of February 28, 2010, Tekmira employed or retained 85 persons, of which 34 hold advanced degrees in science or business, including 14 who hold Ph.D. degrees. Of the combined total work force, 74 employees are expected to be engaged in or directly support research and development activities, and 11 are expected to be engaged in corporate support activities including business development, finance and administrative activities. See “Directors and Management” for further information on human resources.

Risk factors

In addition to the other information contained in this Annual Information Form, the following factors should be considered in evaluating our business and prospects.

We will require substantial additional capital to fund our operations. If additional capital is not available, we may need to delay, limit or eliminate our research, development and commercialization processes and may need to undertake a restructuring.

Within the next several years, substantial additional funds will be required to continue with the active development of our pipeline products and technologies. In particular, our funding needs may vary depending on a number of factors including:

•	revenues earned from our collaborative partnerships, including Alnylam and Roche

•	our decision to in-license or acquire additional technology or intellectual property for the development of our RNAi therapeutic products

•	the pace at which we are able to or decide to continue to expand our staffing, research and development and operations in general

•	the extent to which we continue development or can extract significant value from our technologies

•	our ability to attract and retain corporate partners, and their effectiveness in carrying out the development and ultimate commercialization of our product candidates

•	the decisions, and the timing of decisions, made by health regulatory agencies regarding our technology and products

•	competing technological and market developments

•	prosecuting and enforcing our patent claims and other intellectual property rights

We will seek to obtain funding to maintain and advance our business from a variety of sources including public or private equity or debt financing, collaborative arrangements with pharmaceutical companies and government grants. There can be no assurance that funding will be available at all or on acceptable terms to permit further development of our products especially in light of the current economic downturn. In addition, we have not established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements or that bank financing can be arranged on satisfactory terms.

If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our research or development programs. We may need to obtain funds through arrangements with collaborators or others that may require us to relinquish most or all of our rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise seek if we were better funded. Insufficient financing may also mean failing to prosecute our patents or relinquishing rights to some of our technologies that we would otherwise develop or commercialize.

We are in the early stages of our development as an organization and because we have a short development history with RNAi, there is a limited amount of information about us upon which you can evaluate our RNAi business and prospects.

We have not begun to market or generate revenues from the commercialization of any products. In 2006, our targeted chemotherapy products, which were our furthest developed products were licensed to Hana for continued development. We have only a limited history upon which one can evaluate our RNAi business and prospects as our RNAi therapeutics are still at an early stage of development and thus we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. For example, to execute our business plan, we will need to successfully execute product development activities using an unproven technology, build and maintain a strong intellectual property portfolio, gain acceptance for the development and commercialization of our products, develop and maintain successful strategic relationships, and manage our spending as costs and expenses increase due to clinical trials, regulatory approvals and commercialization. If we are unsuccessful in accomplishing these objectives, we may not be able to develop product candidates, raise capital, expand our business or continue our operations.

The approach we are taking to discover and develop novel drugs is unproven and may never lead to marketable products.

We intend to concentrate considerable research and development efforts in the future on RNAi technology, and our future success depends in part on the successful development of RNAi technology and products based on RNAi technology. Neither we nor any other company has received regulatory approval to market therapeutics utilizing siRNA. The scientific discoveries that form the basis for our efforts to discover and develop new drugs are relatively new. Very few drug candidates based on these discoveries have ever been tested in humans.

If our stock price fluctuates, purchasers of our Common shares could incur substantial losses.

The market price of our Common shares may fluctuate significantly in response to factors that are beyond our control. The stock market in general has recently experienced extreme price and volume fluctuations.

The market price of securities of pharmaceutical and biotechnology companies have been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could result in extreme fluctuations in the price of our Common shares, which could cause purchasers of our Common shares to incur substantial losses.

Our collaborations with Alnylam and Roche are important to our future business. If these collaborations are unsuccessful, our business could be adversely affected.

We expect that a certain amount of the funding for our operations will come from our Alnylam and Roche collaborations. If these collaborations are unsuccessful, or if they are terminated prematurely, our business could be adversely affected.

Other companies are working on delivery technologies that may be used in RNAi therapeutics. If Alnylam or Roche choose to utilize technologies developed by other companies rather than our technology, it may lessen the value of our collaborations.

Our agreement with Alnylam also allows us to continue to develop products on our own with respect to up to seven gene targets, three of which are on an exclusive basis. The three exclusive gene targets are only available to us if they have not been previously selected by Alnylam or one of its other partners. This will limit the targets available for selection by us, and we may never be able to select gene targets or may be required to make our selection from gene targets that have minimal commercial potential.

We expect to depend on collaborators in the future for a significant portion of our revenues and to develop, conduct clinical trials with, obtain regulatory approvals for, and manufacture, market and sell some of our product candidates. These collaborations may not be successful.

Our strategy is to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of our products. There can be no assurance, however, that we will be able to continue to establish such collaborations, or that these collaborative arrangements will be successful.

Should any collaborative partner fail to develop or ultimately successfully commercialize any product to which it has obtained rights, or any of the partner’s products to which we have rights, our business may be adversely affected. In addition, once initiated, there can be no assurance that any of these collaborations will be continued or result in successfully commercialized products. Failure of a collaborative partner to continue funding any particular program could delay or halt the development or commercialization of any products arising out of such program. In addition, there can be no assurance that the collaborative partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs.

We currently hold licenses for certain technologies. There can be no assurance that these licenses will not be terminated. In some cases we are dependent on the licensee to maintain in good standing the patents to the licensed underlying technologies. We may also acquire additional licenses (or options to obtain licenses) to technologies developed by other companies and academic institutions. Future license agreements may require us to make substantial milestone payments. We are also obligated to make royalty payments on the sales, if any, of products resulting from licensed technology. For some of our licensed technology, we are responsible for the costs of filing and prosecuting patent applications. The termination of a license may adversely affect our ability to develop or sell our products.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. While we will seek to expand our technological capabilities to remain competitive, research and development by others may render our technology or products obsolete or non-competitive or result in treatments or cures preferred to any therapy we might develop.

Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources. Other companies may succeed in:

•	developing products and obtaining regulatory approvals for such products more rapidly; or

•	developing products that are more effective than being developed by us.

The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. Developments by others may render our products or technologies non-competitive. We may not be able to keep pace with technological developments.

Competitors have developed technologies that could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired therapeutic effect compared to products we are developing. These competing products may be more effective and less costly. In addition, other forms of medical treatment may compete with our products.

We are dependent on certain members of our management and scientific staff. The loss of services of one or more of these staff members could adversely affect us.

Our ability to manage growth effectively will require us to continue to implement appropriate management systems and to recruit and train new employees. The competition for qualified personnel in the biotechnology field is intense. We rely heavily on our ability to attract and retain qualified managerial, scientific and technical personnel. In the future, we may not be able to successfully attract and retain skilled and experienced personnel.

We may have difficulty managing our growth and expanding our operations successfully as we seek to evolve from a company primarily involved in discovery and pre-clinical testing into one that develops and commercializes drugs.

If drug candidates we develop enter and advance through clinical trials, we will need to expand our development, regulatory, manufacturing, clinical and medical capabilities or contract with other organizations to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various collaborators, suppliers and other organizations. Our ability to manage our operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

Our ability to successfully commercialize human therapeutic products may depend in part on reimbursement for the cost of such products and related treatments from government health administration authorities, private health coverage insurers and other organizations.

Third-party payers are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products and adequate third-party coverage may not be available to establish price levels sufficient for us to realize an appropriate return on our investment in product development. When we partner our product candidates we will typically be relying on that partner to obtain cost reimbursement from third-parties for the product candidate.

Products we develop, if approved for marketing, may be too slow to achieve market acceptance or gain market acceptance at all.

The product candidates that we are trying to develop will compete with a number of drugs and therapies currently on the market, as well as products currently under development. The rate and degree of market acceptance of our products will depend on a number of factors, including, the establishment and demonstration in the medical community of the clinical efficacy and safety of our products and their potential advantage over alternative treatments. There is no assurance that physicians, patients or the medical community in general will accept and utilize any products that we may be developing.

Our research and development processes involve the controlled use of hazardous and radioactive materials. Although we believe that we are in compliance in all material respects with current environmental laws and regulations, in the future we may need to incur significant costs to maintain our compliance.

We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We are not specifically insured with respect to this liability.

If testing of a particular product does not yield successful results, then we will be unable to commercialize that product.

We must demonstrate our products’ safety and efficacy in humans through extensive clinical testing. Our research and development programs are at an early-stage of development. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including the following:

•	the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•	safety and efficacy results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials;

•	after reviewing test results, our collaborators or ourselves may abandon projects that we might previously have believed to be promising;

•	ourselves, our collaborators or regulators, may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks; and

•	our potential products may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. The data collected from our clinical trials may not be sufficient to support approval by the regulatory authorities of our product candidates. The clinical trials of our products under development may not be completed on schedule and the regulatory authorities may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and efficacy of a product under development, this would delay or prevent regulatory approval of the product candidate, which could prevent us from achieving profitability.

It may take us longer than we are currently projecting to complete our clinical trials, or we may not be able to complete them at all.

Although for planning purposes we project the commencement, continuation and completion of our clinical trials, a number of factors, including scheduling conflicts with participating clinicians and clinical institutions, and difficulties in identifying and enrolling patients who meet trial eligibility criteria, may cause significant delays. We may not commence or complete clinical trials involving any of our products as projected or may not conduct them successfully.

We rely on academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our products. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. If we fail to commence or complete, or experience delays in, any of our planned clinical trials, our stock price and our ability to conduct business as currently planned could be harmed.

The manufacture and sale of human therapeutic products is governed by a variety of statutes and regulations. There can be no assurance that our current or future products will obtain regulatory approval.

To obtain marketing approval, U.S. and Canadian laws require:

•	controlled research and product testing;

•	establishment of the safety and efficacy of the product for each use sought;

•	government review and approval of a submission containing manufacturing, preclinical and clinical data;

•	adherence to Good Manufacturing Practice Regulations during production and storage; and

•	control of marketing activities, including advertising and labelling.

The products we currently have under development will require significant development, preclinical and clinical testing and investment of significant funds before their commercialization. Some of our products will require the completion of post-market studies. There can be no assurance that such products will be developed. The process of completing clinical testing and obtaining required approvals is likely to take a number of years and require the use of substantial resources. If we fail to obtain regulatory approvals, our operations will be adversely affected. Further, there can be no assurance that future products will be shown to be safe and effective in clinical trials or receive applicable regulatory approvals.

Other markets have regulations and restrictions similar to those in the U.S. and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which we may encounter in view of the extensive regulatory environment which affects our business.

Even if we achieve regulatory approval, future regulatory reviews or inspections may result in the suspension or withdrawal of one of our product candidates, closure of a facility or enforcement of substantial fines.

If regulatory approval to sell any of our products is received, regulatory agencies may, nevertheless, limit the categories of patients who can use them. In addition, regulatory agencies subject a marketed product, its manufacture and the manufacturer’s facilities to continual review and periodic inspection. If previously unknown problems with a product candidate or manufacturing and laboratory facility are discovered or we fail to comply with applicable regulatory approval requirements, a regulatory agency may impose restrictions on that product or on us. The agency may require the withdrawal of the product from the market, closure of the facility or enforcement of substantial fines.

Other companies or organizations may assert patent rights that prevent us from developing and commercializing our products.

RNA interference is a relatively new scientific field that has generated many different patent applications from organizations and individuals seeking to obtain important patents in the field. These applications claim many different methods, compositions and processes relating to the discovery, development and commercialization of RNAi therapeutics. Because the field is so new, very few of these patent applications have been fully processed by government patent offices around the world, and there is a great deal of uncertainty about which patents will be issued, when, to whom, and with what claims. It is likely that there will be litigation and other proceedings, such as interference and opposition proceedings in various patent offices, relating to patent rights in the RNAi field. Others may attempt to invalidate the intellectual property rights of our collaborator, Alnylam, upon whose intellectual property we rely on as we advance and commercialize our siRNA products. Even if Alnylam’s rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of its intellectual property rights.

In addition, there are many issued and pending patents that claim aspects of siRNA chemistry that we may need to apply to our product candidates. There are also many issued patents that claim genes or portions of genes that may be relevant for siRNA drugs we wish to develop. Thus, it is possible that one or more organizations will hold patent rights to which we will need a license. If those organizations refuse to grant us a license to such patent rights on reasonable terms, we will not be able to market products or perform research and development or other activities covered by these patents.

Our patents and patent applications may be challenged and may be found to be invalid, which could adversely affect our business.

Certain Canadian, United States and international patents and patent applications we own are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved. For example, no consistent policy has emerged for the breadth of biotechnology patent claims that are granted by the U.S. Patent and Trademark Office or enforced by the United States federal courts. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued. Also, we face the following intellectual property risks: (i) some or all patent applications may not result in the issuance of a patent; (ii) patents issued may not provide the holder with any competitive advantages; (iii) patents could be challenged by third parties; (iv) the patents of others could impede our ability to do business; (v) competitors may find ways to design around our patented products; and (vi) competitors could independently develop products which duplicate our products.

A number of industry competitors and institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect our business. Some of these technologies, applications or patents may conflict with our technologies or patent applications. Such conflict could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications. In addition, if patents that cover our activities are issued to other companies, there can be no assurance that we would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If we do not obtain such licenses, we could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring such licenses could be prohibited. In addition, we could incur substantial costs in defending suits brought against us on patents it might infringe or in filing suits against others to have such patents declared invalid.

As publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain we or any licensor were the first creator of inventions covered by pending patent applications or that we or such licensor was the first to file patent applications for such inventions. If we were to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, this could result in substantial costs, even if the eventual outcome were favourable. There can be no assurance that our patents, if issued, will be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents. Much of our know-how and technology may not be patentable, though it may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets.

With the exception of the year ended December 31, 2006 we have incurred losses since inception and we anticipate that we will not achieve sustained profits for the foreseeable future. To date, we have had no product revenues.

With the exception of the year ended December 31, 2006, we have incurred losses since inception and have not received any revenues other than from research and development collaborations, license fees and milestone payments. From inception to December 31, 2009, we have an accumulated net deficit of $221.9 million. As we continue our research and development and clinical trials and seek regulatory approval for the sale of our product candidates we do not expect to attain sustained profitability for the foreseeable future. We do not expect to achieve sustained profits until such time as strategic alliance payments, product sales and royalty payments, if any, generate sufficient revenues to fund our continuing operations. We cannot predict if we will ever achieve sustained profitability and, if we do, we may not be able to increase our profitability.

Our business has a substantial risk of product liability claims. If we are unable to obtain appropriate levels of insurance, a product liability claim against us could interfere with the development and commercialization of our product candidates or subject us to unanticipated damages or settlement amounts.

Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently have clinical trial liability coverage for US$10.0 million per claim with an annual aggregate of US$10.0 million. We do not currently have any other product liability insurance. We may not be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our potential products.

Certain directors and officers of Tekmira are, may become or may continue to be, involved with other life science companies through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of Tekmira.

Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of Tekmira. The directors of Tekmira are required by law, however, to act honestly and in good faith with a view to the best interests of Tekmira and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with Tekmira and to abstain from voting as a director for the approval of any such transaction.

SHARE CAPITAL

Our authorized share capital consists of an unlimited number of Common shares without par value, of which 51,643,605 were issued and outstanding as at February 28, 2010, and an unlimited number of Preferred shares without par value of which none were issued and outstanding as at February 28, 2010. In addition, we have outstanding certain incentive options to purchase Common shares as noted below.

Common Shares

The holders of our Common shares are entitled to receive notice of any meeting of our shareholders and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each Common share entitles its holder to one vote. Subject to the rights of the holders of preferred shares, the holders of Common shares are entitled to receive on a pro-rata basis such dividends as our board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of Preferred shares. Our Common shares carry no pre-emptive or conversion rights.

Preferred Shares

The Preferred shares of Tekmira may be issued from time to time in one or more series, each series comprising the number of shares, designation, rights, privileges, restrictions and conditions determined by the directors of Tekmira. The Tekmira Preferred shares are entitled to priority over the Common shares with respect to the payment of dividends and distributions in the event of the dissolution, liquidation or a winding-up. The holders of Preferred shares are entitled to receive notice of any meeting of shareholders and to attend and vote thereat, except as otherwise provided in the rights and restrictions attached to the shares by the directors of Tekmira.

As at February 28, 2010, Tekmira has no Preferred shares issued or outstanding.

Share Options

Under Tekmira’s stock option plan (the “Plan”) the Board of Directors may grant options to employees and directors. The exercise price of the options is determined by the Board of Directors but will be at least equal to the closing market price of the Common shares on the day preceding the date of grant and the term may not exceed 10 years. Options granted are also subject to certain vesting provisions, but generally vest over three years for employees and immediately for directors.

On May 12, 2009, the shareholders of the Company approved an increase to the number of shares reserved for issuance under the Company’s 1996 Stock Option Plan of 1,331,000, thereby increasing the maximum common shares available under the plan to 6,846,276 of which 1,261,837 common shares remain available for future allocation as at February 28, 2010.

On May 30, 2008, as a condition of the acquisition of Protiva, the Company reserved 1,752,294 Common shares for issue on the exercise of Protiva share options (“Protiva Options”). These shares are reserved for the issue to those shareholders who did not exercise their Protiva share options and exchange the shares of Protiva issuable on exercise for common shares of Tekmira on the closing of the business combination with Protiva. The shares reserved for them are equal to the same number of Tekmira common shares they would have received if they had exercised their options and transferred the shares to Tekmira. The Protiva Options are not part of Tekmira’s stock option Plan and the Company is not permitted to grant any further Protiva Options.

Though a majority of the options may be allocated for issue to insiders, the Plan restricts the aggregate limit that may be issued to insiders to 10% and to one insider to 5%, of the issued and outstanding Common shares as at the time of grant.

MARKET FOR SECURITIES

Tekmira’s Common shares are listed and posted for trading on the TSX under the symbol “TKM”. The following table sets out the high and low sale prices and the volume of trading of the shares on the TSX for the months indicated:

Period	High	Low	Volume

2010
February	$0.81	$0.69	544,300
January	$0.96	$0.71	1,543,700
2009
December	$1.00	$0.80	651,300
November	$1.10	$0.91	973,400
October	$1.18	$0.90	524,300
September	$1.20	$1.03	570,000
August	$1.19	$0.95	688,400
July	$1.15	$0.90	2,779,000
June	$1.26	$1.05	1,150,000
May	$1.49	$0.79	4,082,200
April	$1.00	$0.64	1,291,900
March	$0.72	$0.56	724,300
February	$0.73	$0.58	1,518,700
January	$0.74	$0.45	1,208,200

DIVIDEND RECORD AND POLICY

We have not paid dividends since our formation. We currently intend to retain all available funds, if any, for use in the business and do not anticipate paying any dividends for the foreseeable future.

DIRECTORS AND OFFICERS

Directors

The following table sets out the name, position with the Company, municipality of residence, principal occupation for the past five years and period of time served as a director of each of our directors as at February 28, 2010. A biography of each director follows under “Biographies of Directors and Executive Officers”. The term of office of each director will expire at the conclusion of our annual meeting.

Nominee Name, Position with the Company and Residency (1)	Principal Occupation for the Past Five Years	Period as a Director of the Company

MICHAEL J. ABRAMS(2),(4) Director Washington, U.S.A	Since November 2009, President and CEO of Inimex Pharmaceuticals; since 2008 Chairman of Indel Therapeutics Inc.; President, Chief Executive Officer and director of AnorMED Inc. until May, 2006; director of Migenix Inc. until August 2008; Director for the Centre for Drug Research and Development; Adjunct Professor at the University of British Columbia	Since May 30, 2008

ARTHUR M. BRUSKIN, PH.D Director New York, U.S.A.	Since 2006 independent consultant; from 2009 to 2010 part-time Chief Scientific Officer at America Stem Cell, Inc.; from 2006 to 2008 Chief Operating Officer of Eutropics Pharmaceuticals Inc.; from 2005 to 2006 Chief Scientific Officer of Interpath Pharmaceuticals Inc.	Since May 1, 2008

GARY E. FRASHIER(3),(4) Director Texas, U.S.A.	Since 1998 President and Principal of Management Associates (biotechnology consulting); from 2007 to 2009 Executive Vice President, CFO and Director of Apex Bioventures Acquisition Corp. (special purpose acquisition corporation)	Since April 30, 2007(5)

KEN GALBRAITH(4) Director British Columbia, Canada	Since 2007 General Partner at Ventures West; in 2006 Chairman and Interim CEO of AnorMED Inc.; from 2001 to 2006 independent consultant.	Since January 28, 2010

JAMES W. HUDSON(2) Director British Columbia, Canada	Since 2006 General Manager of Richmond Country Club; from 2003 to 2004, Chief Administrative Officer at the Vancouver Police Department	Since April 30, 2007(5)

DON JEWELL(3) Director British Columbia, Canada	Managing Partner, RIO Industrial (financial management services)	Since May 30, 2008

FRANK KARBE(2) Director California, U.S.A.	Since 2004 Chief Financial Officer of Exelixis, Inc.	Since January 28, 2010

Nominee Name, Position with the Company and Residency (1)	Principal Occupation for the Past Five Years	Period as a Director of the Company

DANIEL KISNER Director and Board Chair California, U.S.A.	Venture Partner at Aberdare Ventures since 2003.	Since January 28, 2010

R. IAN LENNOX(3),(6) Director Ontario, Canada	Since 2006 Executive Chairman of Ricerca Biosciences, LLC and also Chief Executive Officer since 2008; since 2004 independent consultant and director of a number of biotechnology companies.	Since May 30, 2008

MARK J. MURRAY President, Chief Executive Officer and Director Washington, U.S.A.	Since May, 2008, President, Chief Executive Officer and Director; since 2000, President and Chief Executive Officer of Protiva Biotherapeutics Inc.	Since May 30, 2008

(1)	The information as to municipality of residence, principal occupation, business or employment of, and shares beneficially owned or, controlled by, a director is not within the knowledge of management of the Company and has been furnished by the director.
(2)	Member of the Audit Committee.
(3)	Member of the Executive Compensation and Human Resources Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Before joining the board of Tekmira Mr. Frashier and Mr. Hudson served as directors of Tekmira’s predecessor company, Inex and ceased to be directors of Inex on April 30, 2007.
(6)	Mr. Lennox entered into a settlement agreement with the Ontario Securities Commission (OSC) in March 2006 with regard to his purchase in the market of 25,000 shares of Labopharm Inc. while he was a director of Labopharm. The purchase was made outside a Labopharm imposed blackout period and Mr. Lennox properly filed all Insider Trading reports. Subsequent to the share purchase, Labopharm entered into a Licensing Agreement. The possibility of entering into such agreement had been discussed with the Labopharm board before Mr. Lennox made his share purchases. Mr. Lennox initiated contact with the OSC on the matter and cooperated fully with OSC staff.

Board of Directors

The Board of Directors is responsible for supervising the management of the business and affairs of the Company. The Board establishes the overall policies and standards for the Company and monitors and evaluates the Company’s strategic direction and retains plenary power for those functions not specifically delegated by it to management. The Board approves plans as well as major transactions such as strategic alliances, acquisitions and financings.

The directors are kept informed of the Company’s operations at meetings of the Board and its committees and through reports and analyses by management. At Board meetings the directors are given an opportunity to meet privately without the presence of Dr. Murray, a management director. The Board meets on a quarterly, regularly scheduled basis and more frequently as required. During 2009, the Board met formally five times. In addition, informal communications between management and directors occur apart from regularly scheduled Board and committee meetings.

Certain of the directors are employed by or affiliated with organizations which have entered into research agreements with Tekmira. As disputes may arise between these organizations and Tekmira, or certain of these organizations may undertake or have undertaken research with competitors of Tekmira, there exists the possibility for such persons to be in a position of conflict. However, these persons have a duty to deal fairly and in good faith with Tekmira and such other organizations in making any decision or recommendation involving Tekmira. In addition, as applicable, such directors, officers and advisory board members will refrain from voting on any matter in which they have a conflict of interest.

Audit Committee

The Audit Committee meets with the financial officers of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and plans. The committee also makes recommendations to the Board regarding the appointment of independent auditors. In addition, the committee reviews and recommends to the Board for approval the annual financial statements and the annual report and certain other documents including the interim financial statements required by the regulatory authorities. The committee is also responsible for approving the policies under which the financial officers of the Company may invest the funds in excess of those required for current operations. In its May 11, 2009 meeting, the Audit Committee reviewed its charter and determined that no changes were required. The charter is reviewed by the Board of Directors on a periodic basis. The charter, in its most recently approved form, is attached as an appendix to this Annual Information Form.

The committee has also adopted a policy that requires its approval of non-audit services to be provided by the Company’s auditors. See “Pre-Approval Policies and Procedures of Non-Audit Services”.

The committee is currently composed of Dr. Abrams, Mr. Karbe and Mr. Hudson (the committee chairman), none of whom are current or former executive officers of the Company. All three members of the Audit Committee are independent and financially literate, based on either their training as a professional accountant or experience as a chief executive officer or chief financial officer. See “Biographies of Directors and Executive Officers” for a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

Pre-Approval Policies and Procedures of Non-Audit Services

The Company has complied with the Canadian Institute of Chartered Accountants’ Rules of Professional Conduct on auditor independence (the Rules) by adopting pre-approval policies and procedures for non-audit services to be provided by the Company’s auditors, KPMG LLP (KPMG). As they relate to public companies these Rules are very similar to the revised independence rules of the Securities and Exchange Commission (SEC) that became effective on May 6, 2003. They include prohibitions or restrictions on services that may be provided to audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client’s audit committee.

The Rules identify the following ten types of non-audit services that are deemed inconsistent with an auditors’ independence (“Prohibited Services”): bookkeeping or other services related to the audit client’s accounting records or financial statements; financial information systems design and implementation; appraisal or valuation services for financial reporting purposes; actuarial services for items recorded in the financial statements; internal audit outsourcing services; management functions; human resources; certain corporate finance and other services; legal services; certain expert services unrelated to the audit.

The Rules provide further details as to the specific nature of services within these categories that are prohibited. The Company and its subsidiaries will not engage KPMG to carry out any Prohibited Service. For services that are not prohibited the following pre-approval policies will apply:

•

The Audit Committee will pre-approve all audit services provided by KPMG through their recommendation of KPMG as shareholders’ auditors at the Company’s annual meeting and through the Audit Committee’s review of KPMG’s annual audit plan.

•

Annually, the Audit Committee will review a list of audit, audit-related, tax and other non- audit services and recommend pre-approval of these services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis as described below. The Audit Committee will be informed quarterly of the services on the pre- approved list for which the auditor has been engaged.

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All requests to engage KPMG for other services will be addressed on a case-by-case specific engagement basis. The Company employee making the request is to submit the request for service to the Company’s Senior Vice President, Finance. The request for service should include a description of the service, the estimated fee, a statement that the service is not a Prohibited Service and the reason KPMG is being engaged.

For services where the aggregate fees are estimated to be less than or equal to $20,000, recommendations, in respect of each engagement, will be submitted by Senior Vice President, Finance, the official responsible for coordinating services with KPMG to the chairman of the Audit Committee for consideration and approval. The full Audit Committee will subsequently be informed of the service, at its next meeting. The engagement may commence upon approval of the chairman of the Audit Committee. For services where the aggregate fees are estimated to be greater than $20,000, recommendations, in respect of each engagement, will be submitted by the Company’s Senior Vice President, Finance to the full Audit Committee for consideration and approval, generally at its next meeting. The engagement may commence upon approval of the Committee.

External Auditor Service Fees

The aggregate fees billed for professional services rendered by KPMG for the years ended December 31, 2009 and December 31, 2008 are as follows:

	December 31, 2009	December 31, 2008
Audit Fees	$67,500	$75,000
Audit-Related Fees(1)	$63,348	$107,250
Tax Fees(2)	$66,755	$30,300
Total fees	$197,603	$212,550

(1)	Quarterly reviews, audit of Protiva acquisition in 2008, consultations on the accounting or disclosure treatment of transactions reflected in the financial statements.
(2)	Tax compliance and tax planning.

Executive Officers

As at February 28, 2010, the Company has four executive officers. The following table includes name and municipality of residence of each of our executive officers, the offices held and each officer’s principal occupation. A biography of each executive officer, which includes a five year history of employment, follows under “Biographies of Directors and Executive Officers”.

Name and Municipality of Residence	Position	Principal Occupation

MARK J. MURRAY, PH.D. Seattle, Washington, U.S.A.	President, Chief Executive Officer and Director	Executive of the Company

IAN C. MORTIMER, M.B.A. North Vancouver, BC, Canada	Executive Vice President, Finance and Chief Financial Officer	Executive of the Company

IAN MACLACHLAN, PH.D. Mission, BC, Canada	Executive Vice President and Chief Scientific Officer	Executive of the Company

PETER LUTWYCHE, PH.D. Vancouver, BC, Canada	Vice President, Pharmaceutical Development	Executive of the Company

Biographies of Directors and Executive Officers

The following are brief biographies of our directors and executive officers.

Mark J. Murray, Ph.D., President, Chief Executive Officer and Director. Dr. Murray joined Tekmira in May 2008 concurrent with the closing of the business combination between Tekmira and Protiva. He previously was the President and CEO and founder of Protiva since its inception in the summer of 2000. Dr. Murray has over 20 years of experience in both the R&D and business development and management facets of the biotechnology industry. Dr. Murray has held senior management positions at ZymoGenetics and Xcyte Therapies prior to joining Protiva. Since entering the biotechnology industry Dr. Murray has successfully completed numerous and varied partnering deals, directed successful product development programs, been responsible for strategic planning programs, raised over $30 million in venture capital and executed extensive business development initiatives in the U.S., Europe and Asia. During his R&D career, Dr. Murray worked extensively on three programs that resulted in FDA approved drugs, including the first growth factor protein approved for human use, a program he led for several years following his discovery. Dr. Murray obtained his Ph.D. in Biochemistry from the University of Oregon Health Sciences University and was a Damon Runyon-Walter Winchell post-doctoral research fellow for three years at the Massachusetts Institute of Technology.

Daniel Kisner, M.D., Chairman. Dr. Kisner is currently a Venture Partner at Aberdare Ventures. Prior to Aberdare, Dr. Kisner served as President and CEO of Caliper Technologies, a leader in microfluidic lab-on-a-chip technology. He led Caliper from a technology-focused start up to a publicly traded, commercially oriented organization. Prior to Caliper, he was President and COO of Isis Pharmaceuticals, Inc. Previously, Dr. Kisner was Division VP of Pharmaceutical Development for Abbott Laboratories and VP of Clinical Research and Development at SmithKline Beckman Pharmaceuticals. In addition, he held a tenured position in the Division of Oncology at the University of Texas, San Antonio School of Medicine and is certified by the American Board of Internal Medicine in Internal Medicine and Medical Oncology. Dr. Kisner holds a B.A. from Rutgers University and an M.D. from Georgetown University.

Michael J. Abrams, Ph.D., Director. Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984, Dr. Abrams joined Johnson Matthey plc and in 1991, was promoted to Manager, Biomedical Research, worldwide for Johnson Matthey. In June 1996 Dr. Abrams initiated the Canadian venture-backed financing of AnorMED Inc. He is an inventor on the patents that led to the development of the Lantheus technetium-99m heart imaging agent, Cardiolite® and is a co-inventor on several products currently in clinical trials. He is also a named inventor on an additional 15 patents and has authored over 60 scientific articles. Dr. Abrams served as a director of AnorMED Inc. until May 2006 and as a director of Migenix Inc. until August 2008 and is currently a director for the Centre for Drug and Research Development and viDA Therapeutics Inc. and Chairman for Indel Therapeutics Inc. In 2009, Dr. Abrams joined Inimex Pharmaceuticals as President and CEO. He is also an Adjunct Professor at the University of British Columbia.

Arthur M. Bruskin, Ph.D., Director. Dr. Bruskin is currently an independent consultant in the biotechnology and pharmaceutical industry. He earned his BA and MA (Microbiology) at the University of Connecticut and his Ph.D. (Biology) at Indiana University. Following his postdoctoral training at the University of California, San Francisco, Dr. Bruksin took a position at Applied Biotechnology (ABT), a Cambridge, MA biotechnology company where he was responsible for their cancer therapeutic program from 1987 to 1991. Following the merger of ABT with Oncogene Science in 1991 (now OSI Pharmaceuticals (NASDAQ:OSIP)), Dr. Bruksin held a variety of positions at OSI including Executive Vice President, Global Research. Dr. Bruskin was responsible for all of OSI’s preclinical research in the areas of Oncology and Diabetes and was involved in the discovery and development of Tarceva. After leaving OSI in 2002, Dr. Bruskin has been the Chief Scientific Officer of Interpath Pharmaceuticals Inc. (2005-2006) and the Chief Operating Officer of Eutropics Pharmaceuticals Inc. (2006-2008) and part-time Chief Scientific Officer at America Stem Cell, Inc., a privately held biotechnology company (2009-2010).

Gary E. Frashier, M.B.A., P.E., Director. Mr. Frashier is President and Principal of Management Associates, a San Antonio-based consulting firm that provides strategic services to emerging companies in the life sciences field and from 2007 to 2009 was Executive Vice President, CFO and director of Apex Bioventures Acquisition Corp. Mr. Frashier led Nasdaq-listed OSI Pharmaceuticals Inc., a drug development company with a focus on oncology, from 1990 to 2000 as President and CEO, CEO and Vice-Chairman, and finally as Chairman. From 1987 to 1990, Mr. Frashier was President and CEO of Genex Corporation. Mr. Frashier currently serves as a director on the Board of Achillion Pharmaceuticals, Inc., a public company and is Chairman of America Stem Cell, Inc., a private company . He is also an advisor to several venture capital firms. Mr. Frashier has a B.S. in Chemical Engineering from Texas Tech University and an M.S. in Management from the Massachusetts Institute of Technology and is a Registered Professional Engineer in Texas.

Ken Galbraith, C.A., Director. Mr. Galbraith is currently a General Partner at Ventures West. He joined Ventures West in 2007 and leads the firm’s biotechnology practice. Prior to joining Ventures West, Mr. Galbraith was Chairman and Interim CEO of AnorMED, a biopharmaceutical company focused on new therapeutic products in hematology, HIV and oncology, until its sale to Genzyme Corp. in a cash transaction worth almost US$600 million. Previously, Mr. Galbraith spent 13 years in senior management with QLT Inc., a global biopharmaceutical company specializing in developing treatments for eye diseases, retiring in 2000 from his position as Executive VP and CFO. Mr. Galbraith was a founding Director of the BC Biotechnology Alliance and served as Chairman of the Canadian Bacterial Diseases Network, one of Canada's federally-funded Networks for Centers of Excellence (NCE). He was also a Director of the Michael Smith Foundation for Health Research and the Fraser Health Authority. He currently serves on the Board of Directors of a number of private biotechnology companies as well as the Vancouver Aquarium Marine Science Centre, one of the world's leading aquariums and Genome BC and has previously served on the Board of Directors of a number of Nasdaq-listed biotechnology companies, including Cardiome Pharma and Angiotech Pharmaceuticals. Mr. Galbraith earned a Bachelor of Commerce (Honours) degree from the University of British Columbia and is a Chartered Accountant.

James W. Hudson, C.A., Director. Mr. Hudson is the General Manager of Richmond Country Club, a private country club located in Richmond, B.C. Until November 2004, Mr. Hudson was the Chief Administrative Officer at the Vancouver Police Department. Prior to this Mr. Hudson was Senior Vice President, Finance and Chief Financial Officer at Kinetek Pharmaceuticals Inc. from 2000 to 2003, where he assumed a lead role in devising and implementing the company’s business development and operating strategies. From 1998 to 1999, Mr. Hudson was Vice President and Chief Financial Officer at BC Belting, and from 1989 to 1997 he served as Vice President, Finance and Chief Financial Officer at BC Sugar. During that time, Mr. Hudson played key roles in BC Sugar’s 1992 acquisition of Lantic Sugar, raising equity and a variety of other corporate acquisitions and divestitures.

Donald Jewell, C.A., Director. Mr. Jewell is a Chartered Accountant with over 30 years of business experience. Mr. Jewell spent 20 years with KPMG and at the time of his departure, he was the managing partner in charge of KPMG’s management consulting practice in British Columbia. Until March 2010 Mr. Jewell was Chairman of Cal Investments Limited, a London based hedge fund. Mr. Jewell is currently the managing director of a private Canadian holding company; Trustee of a two substantial Canadian private trusts; and on the Board of the trusts’ major operating companies. He is also on the Board of Directors of Lantic Inc.

Frank Karbe, Director. Mr. Karbe is currently the Executive Vice President and Chief Financial Officer of Exelixis, Inc., a Nasdaq-listed biotechnology company. Prior to joining Exelixis in 2004, Mr. Karbe worked as an investment banker for Goldman Sachs & Co., where he served most recently as Vice President in the healthcare group focusing on corporate finance and mergers and acquisitions in the biotechnology industry. Prior to joining Goldman Sachs in 1997, Mr. Karbe held various positions in the finance department of The Royal Dutch/Shell Group in Europe. Mr. Karbe holds a Diplom Kaufmann from the WHU—Otto Beisheim Graduate School of Management, Koblenz, Germany (equivalent to a U.S. Masters of Business Administration).

R. Ian Lennox, M.B.A., Director. Mr. Lennox is currently Chairman and CEO of Ricerca Biosciences, LLC, a contract research organization for the pharmaceutical industry and he is also director of several life sciences companies in North America. From 2000 to 2004, Mr. Lennox held leadership positions at MDS Inc. (“MDS”), first as president and chief executive officer, drug discovery and development, and later as president and chief executive officer, pharmaceutical and biotechnology markets. Prior to joining MDS, Mr. Lennox was president and chief executive officer of Phoenix International Life Sciences, a NASDAQ Stock Exchange company, and chairman and chief executive officer of Drug Royalty Corporation, a Toronto Stock Exchange listed company. From 1978 to 1997, Mr. Lennox held progressively senior managerial positions at Monsanto Company in the U.S., Europe and Latin America, including six years as president and chief executive officer of Monsanto (Canada), based in Toronto. Mr. Lennox has also served as director of a number of life sciences companies and charitable foundations in North America. Mr. Lennox holds an Honours B.S. degree in physiology and pharmacology and an M.B.A. from the University of Western Ontario. He has also completed the executive management program in finance at the Columbia School of Business.

Ian C. Mortimer, M.B.A., Executive Vice President, Finance and Chief Financial Officer. Mr. Mortimer became the Chief Financial Officer of Tekmira after its spin-out from Inex Pharmaceuticals Corporation in 2007 and has responsibilities for Finance, Investor Relations, Human Resources and Information Technology. From 2004 to 2007, Mr. Mortimer was Chief Financial Officer of Inex. From 1997 to 2004, Mr. Mortimer held positions of increasing responsibility at Inex including leading Inex’s investor relations efforts and evaluation of product in-licensing opportunities. In 2004, Mr. Mortimer was recognized as the Best Investor Relations Officer for a Small Cap Company in Canada. He has a B.Sc. in Microbiology from the University of British Columbia, an M.B.A. from Queen’s University and is a Certified Management Accountant.

Ian MacLachlan, Ph.D., Executive Vice President, Chief Scientific Officer. Dr. MacLachlan joined Tekmira in 2008 concurrent with the closing of the business combination between Tekmira and Protiva. Dr. MacLachlan was a founder of Protiva in 2000 and led Protiva’s R&D program since the company’s inception. A graduate of the University of Alberta, where he received both his B.Sc. and Ph.D. in Biochemistry, Dr. MacLachlan spent two years at the Vienna Bio-Center where some of the first experiments in systemic gene delivery were performed. Following this, Dr. MacLachlan conducted postdoctoral research at the Howard Hughes Medical Institute at the University of Michigan in the laboratory of Dr. Gary Nabel, a pioneer in the development of DNA-based therapeutics. Active in molecular therapeutics for more than a decade, he joined Protiva after five years leading the development of the gene transfer technology at Inex Pharmaceuticals. Dr. MacLachlan has been an invited speaker on nucleic acid delivery at the National Institutes of Health, the National Cancer Institute, numerous academic institutions and most major scientific meetings dealing with molecular therapy. He is a member of the New York Academy of Sciences, the Oligonucleotide Therapeutics Society and the American Society of Gene Therapy and serves on the Editorial Board of the journals Molecular Therapy and Oligonucleotides.

Peter Lutwyche, Ph.D., Vice President, Pharmaceutical Development. Dr. Lutwyche joined Tekmira after the completion of the business combination between Tekmira and Protiva. Dr. Lutwyche joined Protiva in February 2008. His responsibilities at Tekmira include manufacturing, process development and quality control for all Tekmira product candidates as well as supporting Tekmira’s collaborative partners as they advance products that utilize Tekmira’s technology. Dr. Lutwyche joined Protiva from QLT Inc., where he was employed for ten years, most recently as Director, Pharmaceutical Development. During his tenure at QLT, Dr. Lutwyche contributed to the development and commercialization of Visudyne as well as leading manufacturing and chemistry efforts for numerous preclinical and clinical stage products. Prior to QLT, he was a research scientist at Inex Pharmaceuticals Corporation working with lipid-based formulations of nucleic acids and antibiotics. Dr. Lutwyche holds a Ph.D. in Chemistry from the University of British Columbia.

Shareholdings of Directors and Executive Officers

As at February 28, 2010, the directors and executive officers of the Company, as a group, owned or exercised control or direction over an aggregate of 2,572,059 Common shares (6,486,737 on a fully diluted basis), representing 5.0% (11.2% fully diluted) of the issued and outstanding Common shares of the Company.

TRANSFER AGENT AND REGISTRAR

Our registrar and transfer agent is CIBC Mellon Trust Company at Vancouver and Toronto.

MATERIAL CONTRACTS

The following contracts were entered into other than in the ordinary course of business, are material to the Company and were entered into in the most recent financial year or prior to the most recently completed financial year but remain in effect:

•	The License and Collaboration Agreement and Cross-License with Alnylam described under “Partnerships and Collaborations”;

•	The Manufacturing Agreement with Alnylam described under “Partnerships and Collaborations”;

•	The Product Development Agreement with Roche described under “Partnerships and Collaborations”;

•	The licensing agreement with Merck described under “Partnerships and Collaborations”;

•	The licensing agreement with Hana described under “Partnerships and Collaborations”;

•	The licensing agreement with Aradigm described under “Partnerships and Collaborations”; and

•	The Settlement and Purchase Agreement described under “Other Corporate Developments”.

The interests of directors and officers of Tekmira in the May 30, 2008 acquisition of Protiva are described in the Company’s Management Information Circular dated May 1, 2008 and filed at www.sedar.com.

INTERESTS OF EXPERTS

Our consolidated financial statements for the years ended December 31, 2009 and 2008 have been audited by KPMG LLP, Chartered Accountants, our external auditors. KPMG LLP has confirmed to us that it is independent within the meaning of the Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of British Columbia. These rules are equivalent or similar to Rules of Professional Conduct applicable to chartered accountants in the other provinces of Canada.

ADDITIONAL INFORMATION

Additional information relating to our Company may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and shares authorized for issuance under compensation plans will be contained in our Information Circular for the annual meeting of shareholders to be held later in the year. Additional financial information is provided in our audited comparative financial statements, and related management’s discussion and analysis, as at and for the year ended December 31, 2009.

Copies of this Annual Information Form and the documents incorporated by reference therein, the comparative financial statements of the Company (including the auditors’ report by the Company’s auditors, KPMG) for the year ended December 31, 2009, each interim financial statement issued after December 31, 2008, the Information Circular and the Annual Report may be obtained upon request from our Chief Financial Officer, 100 – 8900 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8.

TEKMIRA PHARMACEUTICALS CORPORATION

AUDIT COMMITTEE CHARTER

Organization

This charter governs the operations of the audit committee of Tekmira Pharmaceuticals Corporation. The committee shall review and reassess the charter at least annually and obtain the approval of the Board of Directors. The audit committee shall be appointed by the board of directors and shall comprise at least three directors, each of whom are independent of management and the Company. Members of the committee shall be considered independent if they have no relationship that may interfere with the exercise of their independent judgment in carrying out their role on the audit committee. All committee members shall be financially literate, or shall become financially literate within a reasonable period of time after appointment to the committee, and at least one member shall have accounting or related financial management expertise (role of CEO in a public company is interpreted as fulfilling this requirement). Each member of the audit committee consents to provide and disclose a description of their education and experience that relates to his or her responsibilities as an audit committee member.

Statement of Policy

The audit committee shall provide assistance to the board of directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the Company’s financial statements and the financial reporting process, the systems of internal accounting and financial controls, the annual independent audit of the company’s financial statements, and the legal compliance programs as established by management and the board. In so doing, it is the responsibility of the committee to maintain free and open communication between the committee, external auditors and management of the Company. In discharging its oversight role, the audit committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the company and the power to retain outside counsel, or other experts for this purpose.

Responsibilities and Processes

The primary responsibility of the audit committee is to oversee the Company’s financial reporting process on behalf of the board and report the results of their activities to the board. While the audit committee has the responsibilities and powers set forth in this Charter, it is not the duty of the audit committee to plan or conduct audits or determine that the Company’s financial statements are in accordance with generally accepted accounting principles. Management is responsible for preparing the Company’s financial statements, and the external auditors are responsible for auditing those financial statements. The committee in carrying out its responsibilities believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances.

One member of the committee shall be appointed as chair. The chair shall be responsible for leadership of the committee, including scheduling and presiding over meetings, preparing agendas, and making regular reports to the Board. The chair will also maintain regular liaison with the CFO, CEO and the lead external audit partner.

The following shall be the principal recurring process of the audit committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the committee may supplement them as appropriate.

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The committee shall have a clear understanding with management and the external auditors that the external auditors are ultimately accountable to the board and the audit committee, as representatives of the Company’s shareholders. The committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing and issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

•	The committee must recommend to the Board of Directors

•	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

•	the compensation of the external auditor.

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The committee shall discuss with the auditors their independence from management and the Company. In addition, the audit committee will obtain annually from the external auditor a formal written statement describing all relationships between the auditors and the Company and members of senior management of the Company and will consider the compatibility of non-audit services with the auditor’s independence. The audit committee will adopt a written policy that sets out the requirement for the pre-approval of all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

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The committee shall discuss with the external auditors the overall scope and plans for their audit including the adequacy of staffing and compensation. Also, the committee shall discuss and evaluate with management and the external auditors the adequacy and effectiveness of the accounting and financial controls, including the Company’s system to monitor and manage business risk and legal compliance programs. Further, the committee shall meet separately with the external auditors, with and without management present, to discuss the results of their examinations and will provide sufficient opportunity for the external auditors to meet privately with the members of the committee.

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The committee shall review the Company’s financial statements, MD&A and annual and interim earnings/loss’ press releases, including the results of the external auditors’ reviews of this information, with management and the external auditors before the Company publicly discloses this information.

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As part of its review of the Company’s financial statements, the committee shall review with management and the external auditors the financial statements to be included in the company’s Annual and Quarterly reports, including their judgment about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments (including a review of particularly sensitive accounting estimates, reserves and accruals, and audit adjustments) and the clarity of the disclosures in the financial statements. Also, the committee shall discuss the results of the annual audit and any other matters required to be communicated to the committee by the external auditors under generally accepted auditing standards.

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The committee must satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in the preceding paragraph, and must periodically assess the adequacy of those procedures.

•	The audit committee must establish procedures for:

•	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and

•	the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

•	The audit committee must review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.